

July 7, 2010

<u>Via Facsimile and U.S. Mail</u>

Michael O. Sanderson
Chief Executive Officer
Bonds.com Group, Inc.
529 Fifth Avenue, 8th Floor
New York, NY 10017

> **Re:** **Bonds.com Group, Inc.**
> **Schedule TO-I**
> **Filed June 30, 2010**
> **File No. 005-80545**

Dear Mr. Sanderson:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Offer to Exchange</u>

<u>General</u>

1. Please advise us as to whether you believe each of the November 2007 Warrants, September 2008 Warrants, March 2009 Warrant, April 2009 Warrants, September 2009 Warrants, November 2009 Warrants, December 2009 Ordinary Warrants, December 2009 Additional Warrants, December 21009 License Warrants, January 2010 Warrants, January 2010 Lender Warrant, May 2010 Warrants and June 2010 Warrants is a separate class of subject security for purposes of Rule 13e-4 and Regulation 14E. Section 12(g)(5) of the Exchange Act defines a "class" as including all securities of an issuer which are of substantially similar character and the holders of which

enjoy substantially similar rights and privileges. Please advise us of the differing characteristics, rights and privileges of each type of warrant that support your belief that the warrants are separate classes, including any differing designation in your charter or governing documents, whether they were issued under the same or different plans or agreements, and their treatment for tax and accounting purposes. If you are conducting separate exchange offers, please revise throughout your offering document to indicate that each warrant exchange offer constitutes a separate tender offer for a separate class of security and revise to state the maximum amount of securities from each class that may be exchanged.

2. We note that you are offering to exchange all outstanding warrants and purchase rights for varying amounts of common shares using an exchange ratio equal to the estimated Black-Scholes value of each warrant. Please provide us with an analysis as to how you are complying with Rule 13e-4(f)(8)(ii) which requires that the consideration paid to any security holder for securities tendered in the tender offer is the highest consideration paid to any other security holder for securities tendered in the tender offer.

Summary of the Exchange Offer, page 3

3. We note that holders of warrants to purchase at least 95% of all shares of your common stock purchasable under all warrants must have validly tendered and not withdrawn their warrants. Please revise to clarify the amount and class of warrants required to meet the minimum tender condition and whether the 95% is for each separate tender offer.

4. We note that the consent of holders of your senior secured convertible promissory notes is required. Please revise to include an objective standard for the determination of whether this condition has been satisfied. See Section 14(e) of the Exchange Act. For example, specify whether unanimous approval will be required or merely a majority or two-thirds approval of all noteholders or of the total principal amount of the outstanding notes.

5. Please confirm your understanding that the waiver of the minimum condition or of the noteholder consent condition would constitute a material change requiring that at least five business days remain in the offer after such waiver.

Conditions to the Exchange Offer, page 20

6. As you may know, all conditions to the tender offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the offer, must be satisfied or waived on or before the expiration

of the offer. In this regard, please revise your discussion of the minimum
condition and the noteholder consent condition.

Available Information/Incorporation by Reference, page 29

7. We note that you have incorporated the company's financial statements by
reference, but have not included the summarized financial information
specified in Item 1010(c) of Regulation M-A in the offering document, as
required by Instruction 6 to Item 10 of Schedule TO. Refer also to Regulation
M-A telephone interpretation I.H.7 in the July 2001 Supplement to the
Division of Corporation Finance's Manual of Publicly Available Telephone
Interpretations. Please revise your offering document to include this
information.

Letter of Transmittal

8. We note that in the last sentence of the last paragraph in bold, you require
security holders to represent that they have read the terms of the Exchange
Offer. Please revise to omit the term "read" from this paragraph since it
implies that security holders may waive their rights under the federal
securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to the disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the
company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

·   staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of the
United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Mark A. Danzi, Esq.
   Hill, Ward & Henderson, P.A.